Item 77I Deutsche Multi-Asset Conservative
Allocation Fund, Deutsche Multi-Asset Global
Allocation Fund, and Deutsche Multi-Asset
Moderate Allocation Fund (each a series of
Deutsche Asset Allocation Trust (formerly,
Deutsche Target Date Series))

The Class B shares of each of Deutsche Multi-Asset
Conservative Allocation Fund (formerly, Deutsche
LifeCompass 2015 Fund), Deutsche Multi-Asset
Global Allocation Fund (formerly, Deutsche
LifeCompass 2020 Fund), and Deutsche Multi-Asset
Moderate Allocation Fund (formerly, Deutsche
LifeCompass 2030 Fund) were converted to Class A shares effective on or about February 10, 2016.
Effective on or about February 12, 2016, each Fund's "Class B" class of shares was terminated by action of the Fund's Board of Trustees. The conversion of each Fund's Class B shares was not a taxable event and no CDSC charges were imposed at the time of exchange.